                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 Schedule 13G


                  Under the Securities Exchange Act of 1934
                              (Amendment No.   )

                          General Motors Corpocation
-------------------------------------------------------------------------------
                               (Name of Issuer)


                              Common -- Class-H
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  370442501
                ---------------------------------------------
                                (CUSIP Number)

-------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

[ X ]  Rule 13d-1(b)

[   ]  Rule 14d-1(c)

[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 5 Pages





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CUSIP No. 370442501                   13G                       Page 2   of   5

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       NAME OF REPORTING PERSON
1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       (1) The Charles Schwab Corporation                            94-3025021
       (2) U.S. Trust Corporation                                    13-2927955
       (3) United States Trust Company of New York                   13-5459866

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       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
       N/A                                                             (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
       SEC USE ONLY
3

--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
4
       New York
--------------------------------------------------------------------------------
                       SOLE VOTING POWER
                    5
                             - 0 -

       NUMBER OF    ------------------------------------------------------------
        SHARES         SHARED VOTING POWER
     BENEFICIALLY   6
       OWNED BY              182,205
         EACH
       REPORTING    ------------------------------------------------------------
        PERSON         SOLE DISPOSITIVE POWER
         WITH       7
                             - 0 -

                    ------------------------------------------------------------
                       SHARED DISPOSITIVE POWER
                    8
                             See 6

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       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
                             See 6

--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
            N/A

--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            20.86

--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON
12
       (1) HC
       (2) HC
       (3) BK
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                        Issuer
                        ------
                        General Motors Corporation

Item 1 (b)              Address of Issuer's Principal Executive Offices:
                        ------------------------------------------------
                        767 5th Avenue
                        New York, NY 10153
                        Att: Treasurer


Item 2 (a)              Name of Person Filing:
                        ---------------------
                        The Charles Schwab Corporation*1
                        U.S. Trust Company of New York*2
                        United States Trust Company of New York*2
                        Address or Principal Place of Business Office or,
Item 2 (b)              if none, Residence:
                        -------------------------------------------------
                        *1 120 Kearney Street
                           San Francisco, CA 94108

                        *2 114 W. 47th Street
                           New York, N.Y. 10036

Item 2 (c)              Citizenship:

                        New York
Item 2 (d)              Title of Class of Securities:
                        ----------------------------

                        Common -- Class-H

Item 2 (e)              CUSIP Number:

                        370442501

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                        (a)      Not applicable

                        (b) (X) United States Trust Company of New York, a bank as defined in Section 3(a)(6) of Act.

                        (c)      Not applicable

                        (d)      Not applicable

                        (e)      Not applicable

                        (f)      Not applicable

                        (g) (X) U.S. Trust Corporation is a parent holding company, in accordance with section 240.13d-1 (b)(1)(ii)(G).

                        (h)      Not applicable

Item 4                  (a)   Amount Beneficially Owned:
                                   182,205

                        (b)   Percent of Class:
                                   20.86

                        (c)   Number of shares as to which such person has:

                              (i)   sole power to vote or to direct the vote

                                    -0-

                              (ii) shared power to vote or to direct the vote See 4(a)

                              (iii) sole power to dispose or to direct the
                                    disposition of

                                    -0-

                              (iv) shared power to dispose or to direct the disposition of

                                    See 4(a)

Item 5                  Ownership of Five Percent or Less of a Class
                        --------------------------------------------

                        N/A

Item 6                  Ownership of More than Five Percent on Behalf of
                        ------------------------------------------------
                        Another Person.
                        ---------------

                        See *3, below

                        The Reporting Person is an Independent Trustee of the Issuer's Employees' Pension Plan Trust.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

                        See Items 1 and 12 of Page 2 and Item 3 herein.

Item 8                  Identification and Classification of the Members of
                        ---------------------------------------------------
                        the Group.
                        ----------

                        Not applicable

----------
                        *3 On May 30, 2000, The Charles Schwab Corporation acquired U.S. Trust Corporation, whereby the latter became a wholly-owned subsidiary of the former.

                            The United States Trust Company of New York is a subsidiary of U.S. Trust Corporation and is the Independent Trustee of the Issuer's Employees' Pension Plan.

Item 9                  Notice of Dissolution of Group.
                        -------------------------------

                        Not applicable

Item 10                 Certification.  By signing below we certify that, to
                        -------------
                        the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                        Signature. After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:   July 10, 2000
        -------------
                                    THE CHARLES SCHWAB CORPORATION

                              By:   /s/ Christopher V. Dodds
                                  ------------------------------------------
                                     Name:  Christopher V. Dodds
                                     Title: Executive Vice President
                                            and Chief Financial Officer


                                    U.S. TRUST CORPORATION


                              By:   /s/  Joseph A. Tricarico
                                   ------------------------------------------
                                     Name:  Joseph A. Tricarico
                                     Title: Authorized Agent



                                    UNITED STATES TRUST COMPANY OF
                                    NEW YORK


                              By:   /s/  Joseph A. Tricarico
                                   ------------------------------------------
                                     Name:  Joseph A. Tricarico
                                     Title: Vice President and Trust Counsel

                          AGREEMENT OF JOINT FILING

The undersigned agree that a single Schedule 13G and any amendment thereto relating to the common stock of General Motors Corporation Class-H, shall be filed on behalf of each of the undersigned.



                                    THE CHARLES SCHWAB CORPORATION

                              By:   /s/ Christopher V. Dodds
                                  ------------------------------------------
                                     Name:  Christopher V. Dodds
                                     Title: Executive Vice President
                                            and Chief Financial Officer


                                    U.S. TRUST CORPORATION


                              By:   /s/  Joseph A. Tricarico
                                   ------------------------------------------
                                     Name:  Joseph A. Tricarico
                                     Title: Authorized Agent



                                    UNITED STATES TRUST COMPANY OF
                                    NEW YORK


                              By:   /s/  Joseph A. Tricarico
                                   ------------------------------------------
                                     Name:  Joseph A. Tricarico
                                     Title: Vice President and Trust Counsel